UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer” or the “Company”). This Amendment No. 7 is filed by the Edward S. Glazer Irrevocable Exempt Trust (the “Trust”) and Edward S. Glazer (the “Trustee” and, together with the Trust, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction.

Entry into the Transaction Agreement

Transaction Agreement

On December 24, 2023, the Company entered into that certain transaction agreement (the “Transaction Agreement”) among the Company, the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (collectively, the “Class B Ordinary Shares”), identified therein, including the Reporting Persons (the “Sellers”), and Trawlers Limited, a company incorporated under the laws of the Isle of Man (the “Purchaser”), which is an entity solely owned by Sir Jim Ratcliffe (the “Investor”). In connection with the entry into the Transaction Agreement, the Company also entered into that certain governance agreement, dated as of the date of the Transaction Agreement (the “Governance Agreement”), among the Company, the Purchaser and the Sellers, the terms of which are more fully described in the section entitled “Governance Agreement” below. The Purchaser, the Sellers and the Investor have executed a limited guarantee, dated as of the date of the Transaction Agreement (the “Guarantee Agreement”), in favor of the Company and the Sellers guaranteeing certain of the Purchaser’s payment obligations to the Company and the Sellers under the Transaction Agreement, the terms of which are more fully described in the section entitled “Guarantee Agreement” below. Additionally, the Purchaser and the Investor have executed an equity commitment letter, dated as of the date of the Transaction Agreement (the “Equity Commitment Letter”), pursuant to which the Investor has committed to fund the Purchaser with aggregate proceeds sufficient for the Purchaser to pay all amounts the Purchaser may be obligated to pay pursuant to the Transaction Agreement, subject to terms of such Equity Commitment Letter, which are more fully described in the section entitled “Equity Commitment Letter” below. The board of directors of the Company (the “Company Board”) has adopted resolutions approving, among other things, the entry by the Company into the Transaction Agreement and the transactions and other agreements contemplated thereby.

Transaction Structure

The Transaction Agreement provides that, among other things, and on the terms and subject to the conditions of the Transaction Agreement, (A) the Purchaser will purchase from the Sellers, at a purchase price of $33.00 per share, a number of Class B Ordinary Shares as set forth in the Transaction Agreement that constitutes, in the aggregate, twenty-five (25) per cent of the issued and outstanding Class B Ordinary Shares (the “Class B Share Sale”), (B) the Purchaser will commence a cash tender offer to purchase, at a price of $33.00 per share, up to 13,237,834 Class A Ordinary Shares, par value $0.0005 per share, of the Company (the “Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) (which represents twenty-five (25) per cent of the issued and outstanding Class A Ordinary Shares as of the date of the Transaction Agreement, rounded to the nearest whole Class A Ordinary Share) (the “Offer Cap”), with the holders of the Class A Ordinary Shares having the right to tender all of their Class A Ordinary Shares subject to a pro rata cutback in the event that the number of Class A Ordinary Shares that are validly tendered (and not validly withdrawn) exceeds the Offer Cap (the “Class A Share Tender Offer”), (C) at the Closing (as defined below), the Purchaser will subscribe for a number of Class A Ordinary Shares and Class B Ordinary Shares as set forth in the Transaction Agreement for an aggregate subscription price of $200 million (the “Closing Subscription” and, together with the Class B Share Sale and the Class A Share Tender Offer, the “Closing Transactions”) and (D) on the terms and subject to the conditions of the Transaction Agreement, the Purchaser will, on or prior to December 31, 2024, subscribe for the number of Class A Ordinary Shares and Class B Ordinary Shares as set forth in the Transaction Agreement for an aggregate subscription price of $100 million (the “Subsequent Subscription” and, together with the Closing Transactions, the “Transactions”). The shareholders of the Company will be asked to vote at a shareholder meeting of the Company on an amendment to the Company’s amended and restated memorandum and articles of association set forth in Exhibit A to the Transaction Agreement (the “Articles Amendment”), that will, among other things, provide that the transfer of Class B Ordinary Shares to the Purchaser solely in connection with the Transactions will not result in the automatic conversion of such shares into Class A Ordinary Shares. The Articles Amendment does not otherwise modify the articles of association of the Company currently in effect with respect to the ability of the current holders of Class B Ordinary Shares to transfer their Class B Ordinary Shares without automatic conversion into Class A Ordinary Shares. The Articles Amendment also provides, following the Closing, the Class B Ordinary Shares held by Purchaser may be transferred without automatic conversion into Class A Ordinary Shares to certain permitted transferees in a manner substantially similar to the current holders of Class B Ordinary Shares. The shareholder meeting will be held on a date, and at a time and place, to be announced, as more fully described in the section entitled “Shareholder Meeting” below. In connection with such shareholder meeting, the Sellers have also entered into a Voting Agreement with the Company as more fully described in “Voting Agreement” below.

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Covenants, Representations and Warranties

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. From the date of the Transaction Agreement until the earlier of the closing of the Closing Transactions (the “Closing”) and the termination of the Transaction Agreement in accordance with its terms, the Company, the Sellers and the Purchaser have agreed to certain covenants, including, with respect to the Company, covenants regarding the operation of the Company’s business. The Company and the Sellers have also agreed to customary restrictions on their ability to solicit alternative acquisition proposals.

The Company also agreed prior to the Closing to negotiate in good faith the terms and conditions of and enter into a registration rights agreement granting certain customary registration rights.

Conditions to the Transactions

The obligation of the Purchaser to accept for payment, purchase, and pay for Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Class A Share Tender Offer is subject to the fulfillment or waiver of certain conditions, including without limitation: (i) Articles Amendment (x) being in full force and effect immediately prior to the Closing or (y) automatically becoming in full force and effect substantially simultaneously with the occurrence of the Closing, (ii) (x) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect and (y) the approval of the Transactions by the Football Association Limited (the “FA”) and The Football Association Premier League Limited (the “Premier League”) will have been obtained, (iii) the absence of certain legal impediments to the consummation of the Closing Transactions, (iv) the Transaction Agreement not being validly terminated and (v) the accuracy of certain fundamental representations and warranties of the Company and the Sellers and their material compliance with their respective obligations under the Transaction Agreement as of the expiration of the Class A Share Tender Offer.

The Class B Share Sale and the Closing Subscription are each conditioned on, among other things, (i) the expiration time with respect to the Class A Share Tender Offer having occurred at a time when Purchaser is obligated to accept the Class A Ordinary Shares validly tendered (and not validly withdrawn) pursuant to the Class A Share Tender Offer, (ii) the absence of certain legal impediments to the consummation of the Class B Share Sale and the Closing Subscription, (iii) (x) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect and (y) the approval of the Transactions by the FA and the Premier League will have been obtained, (iv) the Amended Articles (x) being in full force and effect immediately prior to the Closing or (y) automatically becoming in full force and effect substantially simultaneously with the occurrence of the Closing and (v) the accuracy of certain fundamental representations and warranties of the Company and the Sellers and their material compliance with their respective obligations under the Transaction Agreement as of the Closing. The Subsequent Subscription is conditioned on the closing of the Closing Transactions and the absence of certain legal impediments to the consummation of the Subsequent Subscription. The availability of financing to the Purchaser is not a condition to the consummation of the Transactions.

As described herein, the Transaction Agreement may be terminated under certain circumstances if the Closing Transactions are not consummated by April 24, 2024, with an automatic extension to June 24, 2024 in certain circumstances where regulatory approval has not yet been obtained (such date, including as so extended, the “End Date”).

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Termination and Fees

The Transaction Agreement includes customary termination provisions for each of the Company, the Sellers and the Purchaser, whereby the parties may terminate (i) by mutual written consent, (ii) following a final order prohibiting the consummation of the Transactions, provided the terminating party is not the principal cause of the issuance of such order, (iii) if the Closing has not occurred by the End Date, provided the terminating party is not the principal cause of the Closing failing to have occurred before the End Date and there is not a pending proceeding to specifically enforce the Transaction Agreement against such party, (iv) if the Articles Amendment is not approved at the Company shareholders meeting, and (v) following a breach by the other party of certain representations and warranties or covenants, subject to cure rights. Additionally, pursuant to the terms of the Transaction Agreement, (i) the Company or the Sellers may terminate if the Purchaser fails to consummate the Closing after all conditions precedent to the Closing have been satisfied, (ii) the Company may terminate if the Purchaser fails to launch or accept the shares tendered in the Class A Share Tender Offer when required to do so, unless such failure is due to the Company’s failure to satisfy its obligations in connection therewith and (iii) the Purchaser may terminate if the Company Board has taken certain actions that adversely affect its recommendation to the Company shareholders (an “Adverse Recommendation Change”). The provisions in the Transaction Agreement pertaining to the Subsequent Subscription may be terminated (i) by mutual consent of the parties, (ii) by either the Company or the Purchaser if the Subsequent Subscription is permanently prohibited by a final order of a court or other legal restraint, provided the terminating party is not the principal cause of the issuance of such order or (iii) by either the Sellers, the Company or the Purchaser if the closing of the Subsequent Subscription has not occurred on or before 5:00 p.m. (Eastern time) on December 31, 2024, provided the terminating party is not the principal cause of the closing of the Subsequent Subscription failing to have occurred and there is not a pending proceeding to specifically enforce the Transaction Agreement against such party.

In the event the Transaction Agreement is terminated due to (i) the Purchaser’s breach, (ii) the Purchaser failing to consummate the Closing after all conditions precedent to the Closing have been satisfied or (iii) the Purchaser’s failure to launch or accept the shares tendered in the Class A Share Tender Offer when required to do so, a termination fee equal to $164 million will become payable by the Purchaser to the Company (the “Reverse Termination Fee”). In the event the Transaction Agreement is terminated due to an unremovable legal restraint or the occurrence of the End Date without the Class A Share Tender Offer being completed, a termination fee equal to $82 million will become payable by the Purchaser to the Company (the “Other Regulatory Fee” and, together with the Reverse Termination Fee, the “Purchaser Termination Fees”).

If the Company Board makes an Adverse Recommendation Change and the Purchaser terminates the Transaction Agreement as a result of such Adverse Recommendation Change, the Company will be required to pay to the Purchaser a termination fee equal to $48 million plus up to $18 million in expense reimbursement.

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Governance Agreement

The Governance Agreement will become effective as of the consummation of the Closing Transactions, pursuant to which, among other things and subject to certain exceptions set forth therein, the parties agreed: (i) to provide either the Purchaser or the Sellers, in their capacity as the minority shareholder, with the right to nominate for election up to two members of the Company Board and designate up to two members of each subsidiary board (in each case, subject to customary fall aways), with the other party, in its capacity as the majority shareholder, having the right to nominate for election the remainder of the members of the Company Board and appoint the remaining members of each subsidiary board, (ii) to provide the Company with a right to drag the Purchaser into a sale of 100% of the Company beginning 18 months following the Closing, subject to a number of requirements, (iii) to provide the minority holder with customary tag and preemptive rights and (iv) to provide, subject to customary fall-aways, either the Purchaser or the Sellers, in their capacity as the minority shareholder, with consent rights over certain actions of the Company, including but not limited to, the Company’s entry into a definitive agreement to sell 100% of the Company for one year following the Closing and the payment or declaration of any dividend in respect of the Class B Ordinary Shares for three years following the Closing. The Governance Agreement further provides that for one year following the Closing, the Sellers will not solicit a sale of the Company and, with respect to any full sale of the Company that is consummated prior to the third anniversary of the Closing, the Purchaser must receive consideration equal to at least $33.00 per share in connection with such transaction.

Shareholder Meeting

The Company agreed in the Transaction Agreement to establish a record date for, and give notice of, a meeting of its shareholders promptly following the entry into the Transaction Agreement, and thereafter, will provide to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”) describing the Articles Amendment, as well as the procedure for voting in person or by proxy at the shareholder meeting and various other details related to the shareholder meeting. If the Articles Amendment is approved at the Company shareholder meeting, the Articles Amendment will become effective at the time of and subject to the consummation of the Closing Transactions, in accordance with the terms of the Transaction Agreement.

Voting Agreement

Contemporaneously with the execution of the Transaction Agreement, the Proxyholder (as defined in the Voting Agreement), the Sellers and the Company have entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Sellers agreed to, among other things, vote all of the Ordinary Shares that they own as of the record date for the Company shareholder meeting (i) in favor of the adoption of the Articles Amendment, (ii) in favor of any proposal to adjourn the shareholder meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain approval of the Articles Amendment on the date on which such meeting is held, (iii) in favor of any other matter or action necessary for or in furtherance of the consummation of the transactions contemplated by the Transaction Agreement, (iv) against any other acquisition proposal made in opposition to or in competition with, or that would reasonably be expected to delay or impair the ability of the Company to consummate the Transaction Agreement, the Transactions or the Articles Amendment, (v) except as contemplated by the Transaction Agreement, against any material change in the capitalization of the Company or any amendment to the Company’s existing organizational documents, or the relative rights of holders of Class A Ordinary Shares and holders of Class B Ordinary Shares and (vi) against any other proposal or action that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the adoption of the Amended Articles or would reasonably be expected to result in any of the conditions to the closing of the Transaction Agreement not being fulfilled. The Voting Agreement also provides that each Seller irrevocably and unconditionally grants a proxy to, and appoints the Proxyholder, as its proxy and attorney-in-fact to vote or consent the Ordinary Shares held by the Sellers in accordance with the Voting Agreement.

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Guarantee Agreement

Contemporaneously with the execution of the Transaction Agreement, the Investor, the Company and the Sellers have entered into a Limited Guarantee (the “Guarantee Agreement”) for certain payment obligations of the Purchaser under the Transaction Agreement, including the payment by the Purchaser of any Purchaser Termination Fees and any amounts in respect of enforcement costs, monetary damages or losses incurred or sustained by the Company and the Sellers, as specified in the Transaction Agreement, up to a specified amount. In addition, the Limited Guarantee covers all amounts payable (and solely to the extent payable pursuant to a final order of a court of competent jurisdiction) as damages as a result of fraud or any intentional and willful breach by the Purchaser of the Transaction Agreement under and in accordance with its terms.

Equity Commitment Letter

Contemporaneously with the execution of the Transaction Agreement, the Investor and the Purchaser have entered into an Equity Commitment Letter (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, the Investor has committed to fund the Purchaser, (x) prior to or substantially concurrently with the Closing, with equity commitments in an aggregate amount not to exceed $1,546,061,321 and (y) prior to or substantially concurrently with the closing of the Subsequent Subscription, with equity commitments in an aggregate amount not to exceed $100,000,000, in each case, subject to the terms and conditions set forth in the Equity Commitment Letter. The Company and the Sellers are express intended third-party beneficiaries of the obligations of the Investor (and its permitted assigns) under the Equity Commitment Letter to fund the equity commitments set forth therein and are entitled to equitable relief to specifically enforce such obligations, subject to the satisfaction or waiver of the conditions precedent to the Purchaser’s obligations under the Transaction Agreement.

Important Note Regarding the Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement

The foregoing descriptions of the Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference, the full text of the Governance Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference, the full text of the Voting Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference, and the full text of the Guarantee Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference. The Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement have been included to provide readers of this Scheduled 13D with information regarding their terms. They are not intended to provide any other factual information about the Company, the Purchaser or the Sellers. The representations, warranties and covenants contained in the Transaction Agreement and the other agreements described herein were made only for the purposes of such agreement and as of the specific dates therein, were made solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including for the Transaction Agreement being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement or the other agreements described herein and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the applicable agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures or in an amendment to this Schedule 13D.

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Additional Information Regarding the Tender Offer

The tender offer for the Company’s Class A Ordinary Shares referenced in this Schedule 13D has not yet commenced. This Schedule 13D is being filed as required by the U.S. securities laws, is not a recommendation, and is neither an offer to purchase nor a solicitation of an offer to sell Class A Ordinary Shares or any other securities, nor is it a substitute for the tender offer materials that the Investor and the Purchaser (together, the “Offerors”) will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, the Offerors will file with the SEC a Tender Offer statement on Schedule TO (the “Tender Offer Statement”) and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ AND CONSIDERED CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. When filed, the Company’s shareholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, https://ir.manutd.com/. In addition, the Company’s shareholders may obtain free copies of the tender offer materials by contacting the information agent for the Class A Share Tender Offer that will be named in the Tender Offer Statement.

General

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Transaction Agreement, the Governance Agreement, the Voting Agreement and the Guarantee Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Transaction Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
99.2	Governance Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
99.3	Voting Agreement, dated as of December 24, 2023, by and among the Company, the Purchaser and the Sellers (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).
99.4	Guarantee Agreement, dated as of December 24, 2023, by and among the Company, the Investor and the Sellers (incorporated by reference to Exhibit 99.4 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      December 27, 2023

Edward S. Glazer Irrevocable Exempt Trust

By:	/s/ Edward S. Glazer
Name:	Edward S. Glazer
Title:	Trustee

Edward S. Glazer

/s/ Edward S. Glazer
Name:	Edward S. Glazer